Filed Pursuant to Rule 433

Registration No. 333-224367

June 3, 2020

PRICING TERM SHEET

United Community Banks, Inc.

4,000,000 Depositary Shares, Each Representing a 1/1000th Interest in a Share of

6.875% Non-Cumulative Preferred Stock, Series I

Term Sheet

Issuer:	United Community Banks, Inc. (the “Company”)
Security:	Depositary shares (“Depositary Shares”), each representing a 1/1000th interest in a share of the Company’s perpetual 6.875% Non-Cumulative Preferred Stock, Series I (the “Preferred Stock”)
Aggregate Liquidation Amount:	$100,000,000 (4,000,000 Depositary Shares)
Expected Securities Ratings:

BBB- by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidation Preference:	$25 per Depositary Share (equivalent to $25,000 per share of Preferred Stock)
Dividend Payment Dates:	If declared, dividends will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2020.
Dividend Rate (Non-Cumulative):	6.875% per annum, only when, as and if declared
Term:	Perpetual
Trade Date:	June 3, 2020
Settlement Date:	June 10, 2020 (T + 5)
Day Count Convention:	30/360
Optional Redemption:	The Company may, at its option and subject to any required regulatory approval, redeem the shares of the Preferred Stock (i) in whole or in part, from time to time, on any date after September 15, 2025, or (ii) in whole but not in part, at any time within 90 days following a “Regulatory Capital Event,” as described in the preliminary prospectus supplement dated June 3, 2020, in each case at a cash redemption price equal to $25,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any accrued and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of Depositary Shares will not have the right to require the redemption or repurchase of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share (equivalent to $25,000 per share of Preferred Stock)
Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Depository Shares for general corporate purposes, which may include, without limitation, funding the Company’s capital expenditures, operating expenses and working capital needs; implementing growth strategies, including opportunistic strategic acquisitions and the payment of the cash consideration in connection with the Company’s pending acquisition of Three Shores Bancorporation, Inc., and the repayment of outstanding indebtedness of the Company or United Community Bank.
Underwriters’ Discount:	3.15% / $0.7875 per Depositary Share
Proceeds to Issuer (after underwriters’ discount, but before expenses):	$96,850,000
CUSIP/ISIN for the Depositary Shares:	90985F 205 / US90985F2056
Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Co-Manager:	U.S. Bancorp Investments, Inc.
Depositary:	Continental Stock Transfer & Trust Co.
Listing:	Application will be made to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “UCBIO”. If approved for listing, trading of the Depositary Shares on the Nasdaq Global Select Market is expected to commence within the 30-day period after the original issuance date of the Depositary Shares.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Agency or any other government agency or instrumentality.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about the Settlement Date indicated above, which will be the fifth business day following the trade date of June 3, 2020 (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or the next two trading days will be required, by virtue of the fact that the Depositary Shares will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement and these purchasers should consult their own investment advisor.

The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement dated June 3, 2020 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Keefe, Bruyette & Woods, Inc. at 1-800-966-1559, BofA Securities, Inc., toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, Wells Fargo Securities, LLC at 1-800-645-3751 and U.S. Bancorp Investments, Inc. at 1-877-558-2607.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this Pricing Term Sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.